Exhibit 99.1

Central GoldTrust to Evaluate Sprott Offer
And Sets The Record Straight

April 25, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$): As we noted in our April 23, 2015 press release, Sprott Asset Management LP ("Sprott Asset Management") has announced its intention, together with Sprott Physical Gold Trust ("Sprott Physical Gold" and together with Sprott Asset Management, "Sprott") to make a hostile offer to acquire all of the outstanding units of GoldTrust. No offer has yet been received, and unitholders are advised to do nothing until after an offer is actually made and GoldTrust's Independent Trustees make their recommendation to unitholders.

Since announcing its intention to make an offer, Sprott’s management has made several comments in the media, promoting Sprott and its products, and making disparaging remarks about GoldTrust and your management, being the Trustees and senior officers of GoldTrust.

GoldTrust wishes to set the record straight.

Sprott Physical Gold is not the “gold standard” of gold bullion investment entities, as Sprott suggests – it is simply a different product. Moreover, Sprott Physical Gold does not compare favourably to GoldTrust in a number of important areas that are highlighted below. We believe that these differences explain why many investors have purchased and continue to hold units of GoldTrust, instead of competing products such as Sprott Physical Gold:

1.	GoldTrust has an Independent Board of Trustees, a Corporate Governance and Nominating Committee and an Audit Committee whereas Sprott Physical Gold does not.

2.	GoldTrust’s administration fees are 43% lower, and its total expense ratio is 30% lower than Sprott Physical Gold's, even though GoldTrust's asset base is much smaller than Sprott Physical Gold's. GoldTrust is also the only gold bullion entity with a sliding scale administration fee that decreases as the trust's net assets grow.

3.	GoldTrust’s bullion is stored in the highest security rated underground vault of a major Canadian chartered bank on a fully allocated and physically segregated basis. This makes GoldTrust the most secure of any Canadian gold bullion entity.

4.	GoldTrust’s administrator and founder, Central Gold Managers Inc., is North America’s most experienced administrator of a publicly traded gold bullion investment entity.

Bruce Heagle, Chairman of the Special Committee of Independent Trustees, stated: "We are surprised and disappointed that Sprott did not approach GoldTrust prior to announcing its intended offer. We also find the timing of the announcement very curious, in that it occurs just prior to our upcoming annual and special meeting of unitholders and after independent proxy advisory firms Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co. have both recommended that GoldTrust unitholders vote against the dissident proposals made by Polar Securities Inc., on behalf of its Cayman Islands based hedge fund, North Pole Capital Master Fund (together, "Polar"), which call for the adoption of a physical bullion redemption feature similar to the one currently available from Sprott Physical Gold. However, your Trustees will diligently evaluate any Sprott offer if and when made, and report back to unitholders in due course. In the interim, GoldTrust unitholders are advised to take no action in relation to Sprott's anticipated offer."

J.C. Stefan Spicer, Chairman and CEO of GoldTrust, stated "For the past 12 years, long-term gold bullion investors have entrusted their hard earned capital to GoldTrust by purchasing units as a core holding in their investment portfolios. GoldTrust will continue to serve its unitholders by soundly securing and stewarding their capital thus enabling them to participate in the long-term appreciation of gold bullion in the safest, lowest cost and most tax efficient manner available. GoldTrust continues to fulfill this mandate and will not deviate from its commitments to ALL of its unitholders."

GoldTrust Unitholders' Meeting on May 1, 2015

GoldTrust urges its unitholders not to be distracted by Sprott’s announcement of a possible offer and to focus instead on the business at hand. Unitholders are reminded that the Board of Trustees recommends that unitholders REJECT Polar's redemption proposal and vote FOR GoldTrust’s board nominees at the annual and special meeting of the unitholders of GoldTrust being held on May 1, 2015 (the "Meeting").

Your vote is important, no matter how many units you own, and the deadline for voting is fast-approaching. If you have not yet voted your WHITE proxy, please do so today by REJECTING Polar's self-serving proposals, voting AGAINST its redemption resolution, DISREGARDING any proxy materials received from Polar and voting FOR the Trustee nominees of GoldTrust. We urge you to vote the WHITE proxy only, as your Trustees recommend. Even if you have already voted using the Polar proxy, you can change your vote by submitting a WHITE GoldTrust proxy now, which will revoke any previously submitted proxy and be counted at the Meeting.

Proxies must be received not later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015. Due to the limited time available, we recommend voting by internet, telephone or fax today or not later than 24 hours before the deadline. For ease of voting visit our website www.gold-trust.com or www.goldtrust.ca.

Your Trustees appreciate the continued support of our unitholders, and we look forward to providing you with further information in the coming days and weeks.

For further information, contact:

D.F. King
North American Toll Free Phone:
1-800-251-7519
Outside North America, Banks, Brokers and Collect Calls:
1-201-806-7301
Email: inquiries@dfking.com

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and it does not speculate in gold prices. At April 24, 2015, the Units were 98.9% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.